Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.: 1-5097

Tyco/JCI Merger FAQs — Background; Integration — 5.18.2016

Background

What is happening?

Johnson Controls has entered into a definitive merger agreement with Tyco, a global fire and security provider, to create the multi-industrial leader in building products and technology, energy storage and integrated solutions.

Why are we doing this?

Growth. Johnson Controls and Tyco combined will create a stronger company that will be better positioned for success in the future. The merger will connect comprehensive portfolios of controls, HVAC, fire and security, and energy systems to advance unique capabilities in technology and application expertise including design, installation and value-added services. Johnson Controls and Tyco have complementary branch networks and access to independent channels for global growth, which will help enhance revenue and earnings growth opportunities.

What is Tyco?

Tyco, headquartered in Cork, Ireland, is the world’s largest dedicated fire protection and security company. Its 57,000 employees in more than 900 locations take a consultative approach to deliver tailored, industry-specific solutions, and its global reach allows it to anticipate changes across geographies and industries, and deploy the right solutions rapidly.

When is the transaction expected to close?

The merger is expected to close on Oct. 1, 2016.

Why a merger and not an acquisition?

Johnson Controls’ decision to merge with Tyco completes a vision for a combined company, which brings together two advantaged, complementary industries. Given the size and value of both Tyco and Johnson Controls following the spinoff of Adient, a merger is the most appropriate approach to combine the two companies. The merger reflects united leadership and a “best of both” approach as we work through the details of integration to ensure our near-term and long-term success.

Does this mark the end of Johnson Controls’ transformation journey?

This is a key milestone in our strategy to transform Johnson Controls into a recognized multi-industrial global company. When this integration is complete, our business portfolio will fully reflect this vision. However, as our world continues to shift and evolve, so will Johnson Controls. Portfolio management will be an ongoing part of strategic plans as we make continued investments in our growth platforms around buildings and energy. With that said, we will have an unwavering focus on first closing the Tyco transaction and then ensuring it will be integrated successfully.

Why combine now before the automotive spin is completed? Isn’t the deal simpler after the separation?

This is an opportune time for both companies to make our strategic moves. It is also beneficial to have the vision and operating requirements for the new company in mind as we continue to work through the separation of Adient.

Integration details

Why not domicile in the U.S.?

Tyco is already domiciled in Ireland. There are benefits for being domiciled there, which makes Ireland the best choice for shareholders. In addition, the majority of our revenue and employee population are based outside of the United States. Keeping the Irish domicile retains maximum flexibility to invest in growth opportunities everywhere around the world, including in the United States.

Where will the new company be headquartered?

The combined company’s corporate headquarters will be in Cork, Ireland. Our North America operational headquarters will be in Milwaukee, Wis, and our Asia Pacific operational headquarters will be in Shanghai, China.

Will Johnson Controls still be listed on the New York Stock Exchange?

Yes. The combined company will be listed on the New York Stock Exchange under the ticker symbol “JCI”.

What will happen to the Johnson Controls brand?

The merged company will use the Johnson Controls name and logo.

How will Alex Molinaroli and George Oliver split responsibilities?

At the close of the merger, Alex Molinaroli will remain as chairman and CEO, and George Oliver will become president and chief operating officer with reporting responsibility for the business units and leadership of integration. 18 months after the merger, George will become CEO, and Alex will become Executive Chairman for a 12-month period. After that time, George will become CEO and chairman.

Have other key management positions been decided?

No. Organizational decisions, including details related to the Board of Directors and senior management, will be determined through the integration process and announced as those details become available.

How will the businesses be integrated?

Tyco and Johnson Controls are merging. The integration of world-class controls, HVAC, and fire and security businesses will be addressed through a comprehensive integration plan in place by the time the merger closes.

While we can focus on planning the integration before closing, both companies will continue to act independently until the merger is finalized.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Johnson Controls and Tyco that also constitutes a preliminary prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). These materials are not yet final and will be amended. Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction after the registration statement has become effective. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ quarterly reports on Form 10-Q filed with the SEC after such date, available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.